Exhibit 99.2

208557 Mega Matrix Proxy Card - Front YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 2026 MEGA MATRIX INC. 2026 Extraordinary General Meeting of Shareholders September 1, 2026, 10:30 A.M. Singapore time This Proxy is Solicited On Behalf Of The Board Of Directors PROXY FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED Please mark your votes THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2. like this 1. It is resolved, as an ordinary resolution, that: (a) all the Company's class A ordinary shares, class B ordinary shares and class C ordinary shares of FOR AGAINST ABSTAIN 2. It is resolved, as a special resolution, that the Company adopt the fourth amended and restated memorandum and articles of association (in the FOR AGAINST ABSTAIN par value USD0.001 each, whether issued or unissued (collectively, the "Shares"), be consolidated at a ratio of twenty (20) Shares into one (1) Share of par value USD0.02, with the consolidated Shares having the same rights and being subject to the same restrictions (other than the change in par value) as the existing Shares of the relevant class under the Company's then-existing memorandum and articles of association (the "Share Consolidation"); (b) the Company's authorised share capital be altered from USD1,110,000, divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000, divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001 each as a result of the Share Consolidation; (c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; (d) the Share Consolidation shall take effect from September 15, 2026; and (e) any one director or officer of the Company be, and is hereby, authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion. form set forth in Annex A to the Proxy Statement) in substitution for, and to the exclusion of, the Company's third memorandum and articles of association, to reflect the Share Consolidation. CONTROL NUMBER Signature Signature, if held jointly Date , 2026 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING IN-PERSON. X

208557 Mega Matrix Proxy Card - Back 2026 Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting of Mega Matrix Inc. To be held on September 1, 2026 To view the 2026 Extraordinary General Meeting Proxy Statement, please go to: https://megamatrix.io/investor FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS MEGA MATRIX INC. KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of Mega Matrix Inc. (the "Company") hereby nominates, constitutes and appoints Yucheng Hu, the Chief Executive Officer of the Company and/or Jie Ma, the Chief Financial Officer of the Company, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the 2026 Extraordinary General Meeting of the Company to be held on September 1, 2026, at 10:30 a.m. (Singapore local time), and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of the Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2. PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" PROPOSALS 1 AND 2 AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU. (Continued and to be marked, dated and signed, on the other side)